FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For February 24, 2011

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Highlights

The Royal Bank of Scotland Group (RBS) reports a 2010 operating profit(1) of £1,913 million, compared with a loss of £6,090 million in 2009

2010 attributable loss of £1,125 million includes APS after tax charge of £1,116 million

Q4 2010 attributable result break-even (£12 million profit)

Core RBS operating profit(2) of £7,418 million, down 12% from 2009

Robust Core Tier 1 ratio of 10.7%, Loan to deposit ratio 117% (Core 96%)

Key highlights
RBS is now two years into its five year plan to restore the Group to good health, and has made strong progress against its targets in 2010. Operating profit(1) was £1,913 million, compared with a loss of £6,090 million in 2009, and Core return on equity remained stable at 13% for the year, with stronger Core Retail & Commercial operating profits offsetting more normal results from Global Banking & Markets (GBM), Core Tier 1 ratio at year end was 10.7%.

•
Income – Group income rose 10% in 2010 to £32,662 million with good growth in Core Retail & Commercial offsetting lower markets-related revenue in GBM. Group income in Q4 2010 was 6% lower than in Q3, with Core income stable and Non-Core impacted by trading results, fair value write-downs and disposals. Group net interest margin for the year improved by 25 basis points, and was broadly stable in Q4.

•
Expenses – Group expenses for the full year were £16,710 million, 4% lower than in 2009. The Group’s cost saving programme has now delivered savings in excess of the £2.5 billion target, funding renewed investment in the Core franchises. The cost:income ratio, excluding FVOD and net of claims, improved by 9 percentage points in 2010 to 60%. Q4 expenses were marginally down.

•
Impairments – Impairments were 33% lower in 2010 at £9,256 million, driven by a £3,745 million fall in Non-Core. Core impairments also fell, with improvements in UK Retail and GBM more than offsetting higher Ulster Bank impairments. Impairments exceeded net write-offs by £3.1 billion during the year, with provisions for impairments increasing from £15.2 billion to £18.2 billion. Q4 impairments rose by £188 million, with higher provisions taken on the Ulster Bank Core and Non-Core portfolios.

•
Balance sheet – The Group balance sheet has been strengthened substantially over the course of 2010. Non-Core run-down has accelerated over the course of the year, with £16.3 billion of balance sheet reduction in Q4 2010 reflecting good progress on both business disposals and portfolio sales. Non-Core assets, excluding derivatives were £137.9 billion at the end of 2010, down £63.1 billion from the prior year. In addition to the disposals completed in 2010, circa £12 billion of sales are signed but pending closing. Within the Group’s EC-mandated disposal programme the sales of Global Merchant Services and most of the RBS Sempra Commodities JV assets were completed.

•
Funding and liquidity – The Group exceeded its term funding targets with £38 billion of issuance during the year. Liquidity reserves of £155 billion were £5 billion above target. Net deposit growth of £14 billion in 2010 helped improve the Group loan to deposit ratio to 117% (Core 96%), and the customer funding gap narrowed from £142 billion to £74 billion. Short term wholesale borrowing requirements were reduced by £93 billion during 2010 to £157 billion.

•	Capital – Group Core Tier 1 ratio strengthened by 50 basis points in Q4 to 10.7%, positioning the Group well to meet future Basel capital requirements.

Notes:
(1)
Operating profit/(loss) before tax, amortisation of purchased intangible assets, integration and restructuring costs, gain on redemption of own debt, strategic disposals, bonus tax, Asset Protection Scheme credit default swap - fair value changes, gains on pensions curtailment, write-down of goodwill and other intangible assets and RFS Holdings minority interest and excluding movement in the fair value of own debt (FVOD). Statutory operating loss before tax of £399 million for the year ended 31 December 2010.

(2)	Excluding FVOD.

Key financial data

	Quarter ended			Year ended
	31 December 2010	30 September 2010	31 December 2009	31 December 2010	31 December 2009
	£m	£m	£m	£m	£m

Core
Total income (1)	7,121	7,029	7,162	29,629	31,868
Operating expenses (2)	(3,583)	(3,517)	(3,788)	(14,385)	(14,954)
Insurance net claims	(937)	(998)	(1,173)	(4,046)	(3,769)
Operating profit before impairment losses and fair value of own debt (3)	2,601	2,514	2,201	11,198	13,145
Impairment losses	(930)	(782)	(1,288)	(3,780)	(4,678)
Core operating profit before fair value of own debt (3)	1,671	1,732	913	7,418	8,467

Non-Core operating loss (3)	(1,616)	(1,006)	(2,536)	(5,505)	(14,557)

Group operating profit/(loss) before fair value of own debt (3)	55	726	(1,623)	1,913	(6,090)

Fair value of own debt	582	(858)	270	174	(142)

Group operating profit/(loss) (3)	637	(132)	(1,353)	2,087	(6,232)

Profit/(loss) before tax (4)	4	(1,379)	134	(239)	(1,928)

Profit/(loss) attributable to ordinary and B shareholders	12	(1,146)	(765)	(1,125)	(3,607)

Memo: APS after tax loss	(522)	(594)	-	(1,116)	-

	31 December 2010	30 September 2010	31 December 2009

Capital and balance sheet
Total assets	£1,453bn	£1,629bn	£1,522bn
Funded balance sheet (5)	£1,026bn	£1,080bn	£1,084bn
Loan:deposit ratio (Group) (6)	117%	126%	135%
Loan:deposit ratio (Core) (6)	96%	101%	104%
Core Tier 1 ratio	10.7%	10.2%	11.0%
Net tangible equity per ordinary and B share	51.1p	51.8p	51.3p

Notes:
(1)	Excluding gain on redemption of own debt, fair value of own debt, strategic disposals and Asset Protection Scheme credit default swap - fair value changes.
(2)	Excluding amortisation of purchased intangible assets, integration and restructuring costs, bonus tax, gains on pension curtailment and write-down of goodwill and other intangible assets.
(3)
Operating profit/(loss) before tax, amortisation of purchased intangible assets, integration and restructuring costs, gain on redemption of own debt, strategic disposals, bonus tax, Asset Protection Scheme credit default swap - fair value changes, gains on pensions curtailment and write-down of goodwill and other intangible assets.

(4)	Excluding write-down of goodwill and other intangible assets.
(5)	Funded balance sheet is total assets less derivatives.
(6)	Net of provisions.

Comment

Philip Hampton, Group Chairman, letter to shareholders:

Rebuilding and Recovery
There was a step-change in our overall financial performance last year. The return to operating profit(1) reflects both the internal rebuilding process at RBS and the external recovery in market and economic conditions. We are still a good way from where we want to be in terms of our performance but 2010 represents another big stride towards that goal.

Business achievements
There are two dimensions to the internal rebuilding process at RBS: reducing our exposure to certain assets and risks, and strengthening our core businesses. On asset and risk reduction, we are ahead of schedule. Our programme of business disposals has attracted the most attention, with 20 agreements signed or completed in 2010. But our asset restructuring deals and run-off programme are also contributing to making RBS a stronger and safer bank, with a greatly improved capital position and lower funding needs.

This progress means we can increasingly focus on the core businesses that will drive our future. It has been pleasing to see the early results of our efforts to strengthen them. For example, we have increased our share of the mortgage and savings markets in the UK, with account numbers rising by 44,000 and 579,000 respectively. We are investing heavily in our core businesses, with a strong emphasis on serving customers better and improving our efficiency.

Economic backdrop – getting better
The global economy rebounded strongly in 2010, but the strength of the recovery was unevenly spread across countries, and over time. Among our core markets, the UK and the US both returned to fairly modest growth. Conditions in Ireland remained very challenging.

This general improvement must be viewed against a backdrop of financial market turbulence at various points in the year, especially in Europe. So while our expectation is that the return of economic growth in 2010 will be sustained in 2011, and that interest rates will gradually start to rise during the year, we are vigilant about the downside risks and the possibility of spill-over effects from political uncertainties in some countries and regions.

Public policy – lending and remuneration
In the public policy debate, two issues attracted controversy for UK banks in 2010: lending to companies, especially small and medium enterprises (SMEs); and remuneration. In February 2011, the leading UK banks reached an agreement with the UK Government with the intention of reducing public controversy and improving constructive relationships.

The agreement involves a series of commitments by the larger banks, including on lending, remuneration and capital support, which are a positive reaction to issues of concern in our communities. We welcome the UK Government’s recognition of the contribution of financial services to the economy, and its commitment to support the creation of a level international playing field to promote effective competition.

(1) As defined on page i.

Comment (continued)

Public policy – lending and remuneration (continued)
On lending, it is important that banks give customers confidence that requests for funds for viable businesses will be met. RBS has been active in support of our customers over the last two years of significant downturn. For example, we are on track to meet our current targets for UK lending availability, agreed in March 2010. In the UK, we lent £52 billion to businesses over the first eleven months of the March 2010 – February 2011 period, well ahead of our full year target of £50 billion. Over the same eleven month period we lent over £15 billion to mortgage customers, resulting in net balance growth of more than £8 billion, in excess of our full year mortgage lending target of £8 billion.

Our lending goals to businesses will now continue in 2011, with additional capacity available to support further growth if demand is higher than expected. This time, we will be joined by the other large UK banks. We hope this initiative will help give confidence to stimulate economic growth. In addition, the banks have agreed to support a new major equity fund targeted at small businesses, and provide capital to the UK Government’s “big society” bank.

Our support for business extends beyond lending. This is particularly true in tough economic times when it is even more important to preserve economic activity and jobs. A 500-strong team of our most experienced relationship managers provides intensive support to new and fast-growing companies, who may be experiencing a recession and its aftermath for the first time. We have also grown our team of restructuring specialists who help struggling businesses back to health. We helped around 950 UK businesses to restructure successfully in 2010. We work with companies of all shapes and sizes across the country – from a small road haulage business to higher-profile examples, such as Liverpool Football Club, and large multinationals.

On remuneration, we have been a leading advocate of international, industry-wide reform in the banking sector over the last two years, having focused early on the need for deferrals, clawback and strong alignment of rewards to shareholders’ interests by using equity instead of cash.

Following an extensive consultation with both our institutional shareholders and UK Financial Investments, the Board has decided our approach on the key aspects of 2010 remuneration, including performance-related awards, and has balanced the need to attract and retain talented people to serve customers effectively with other key drivers, including regulatory compliance and the control of costs. It will again include a £2,000 cap on immediate cash bonuses.

On tax, the Government will introduce a levy on banks’ balance sheets from 1 January 2011. This policy was announced by the Chancellor of the Exchequer in the June Budget, with the details finalised as part of the February 2011 agreement outlined above. If the levy had been applied to the balance sheet at 31 December 2010, the cost of the levy to RBS would be in the region of £350 to £400 million in 2011.

We made a gross contribution of £3.9 billion to the UK Government in 2010. The bulk of this was taxes, including £1.5 billion paid on behalf of employees, directly or indirectly. We also paid around £1.5 billion fees, including £700 million for the Asset Protection Scheme.

Comment (continued)

Governance – building on the changes we made last year
We made comprehensive changes to the Board and the Executive Management team in 2009, so last year was one of relative stability. I remain confident that the Board has the right blend of skills and experience to succeed. Our management team, under the experienced leadership of Stephen Hester, is doing an excellent job in moving RBS forward.

Penny Hughes joined the Board on 1 January, as a Non-executive Director, and took over as Chair of our Remuneration Committee from 1 June 2010. Brendan Nelson was appointed as a Non-executive Director with effect from 1 April, and took over as Chair of the Group Audit Committee following the 2010 AGM.

Archie Hunter left the Board at the 2010 AGM after six years and I would like to thank him for his work as a director and Chair of the Audit Committee. The commitment he provided during a time of major changes on the Board was very professional and valuable.

Finally, Colin Buchan will stand down from the Board in the summer, after nine years. Again, his commitment as a director and, last year, as chairman of the Remuneration Committee, has been greatly appreciated by the Board.

Sustainable Banking – serving local communities
Financial services provide important benefits to society when they are delivered responsibly and efficiently. Having learned the lessons from the past, the challenge for RBS is to deliver these services in a way that our communities value and that our people can be proud of. I am confident that the changes we are making at RBS in the way we do business, as well as the business we do, will help to achieve this. Much of this work is overseen by the Group’s Sustainability Committee which is chaired by our Senior Independent Director, Sir Sandy Crombie, and reports to our Board.

For example, NatWest and RBS introduced Customer Charters in 2010. These are based on the issues that customers have told us are important to them, such as making banking easy (we will extend our opening hours in our busiest branches). Similarly, Ulster Bank in Ireland and Citizens in the US launched their own commitments, which are already delivering tangible benefits to our customers.

We are also committed to investing in and developing our community programmes. Our long-running MoneySense programme continues to provide education on basic financial matters to thousands of schoolchildren in the UK, and is actively supported by employee volunteers. The Citizens ‘Gear for Grades’ programme in the US provides school supplies for children whose families are unable to afford them. Since the programme’s inception in 2003, Citizens has served over 150,000 school children in the US. Our community activities also include business start-up support and microfinance programmes. Our annual Sustainability Report contains extensive information on our activities in this key area for us in the UK, USA, India and many other countries where we operate.

Comment (continued)

Value for our shareholders
It is vital that we make a proper financial return on the large amounts of new capital that RBS has raised in recent years, mainly from the UK Government. To make that return, we know that we have to run the businesses efficiently and support our customers effectively. An intrinsic part of our effectiveness comes from being a healthy and safe bank, with sufficient capital and liquidity to meet the demands of customers, markets and regulation. Many banks in the UK and elsewhere, including RBS, operated for a number of years with levels of capital and liquidity which, certainly in hindsight, left them weak and vulnerable. Our job is to make sure RBS remains strong and safe, but also to reward shareholders appropriately through improving financial results. I hope you will agree that the progress we have made is evident in our 2010 Results. Much remains to be done, but we are another important step closer to realising the potential in the businesses that make up the RBS Group.

Philip Hampton
Chairman

Comment

Stephen Hester, Group Chief Executive, letter to shareholders:

Two years on from the global financial crisis, RBS’s recovery is ahead of schedule.  In 2010 we made big strides in risk reduction and an early return to operating profits.  We have much work still to do and there are significant obstacles still to overcome.  We aim for continued progress this year.

Our Goals
Our overriding focus is on achieving three things:

•	to serve customers well;

•	to restore the Bank to undoubted standalone strength; and

•	to rebuild sustainable value for all shareholders, and in so doing to enable the UK Government to sell its holding profitably over time.

Strategy
RBS’s strategy, announced in 2009, remains our best route to achieving these goals.  It is serving us well in meeting the twin challenges of continuing change in our external environment and the need for radical internal restructuring at RBS.

The new RBS is built upon customer franchises with substantial competitive strengths in their respective markets, our “Core” businesses.  Each is being reshaped to provide improved and enduring performance.  The Core businesses all generate strong value in their own right, and a still stronger, balanced and more valuable mix together.  The business shape and new management disciplines we are establishing can drive RBS to success as a leading bank in its markets for many years to come.

The weaknesses uncovered by the financial crisis - of leverage, risk concentration and business stretch - are being fixed. The successful and continuing run-down and sale of assets which weakened us, or businesses where we have no competitive advantage, illustrates this. These assets were placed in our Non-Core division and give a focus to our risk reduction objectives. We are changing a balance sheet which could not withstand the crisis and, importantly, the culture that created it.

2010 Results against Goals
2010 was a year of good progress and the Group is on or ahead of its published goals for this stage of our Plan.  There have been and still are challenges to face into, whether economic, regulatory or political.  Our resilience to such events is increasing steadily.

Customers: We are completely clear – success in serving customers is the key to our business future.  Overdue investment in service, technology and a changing cultural approach is starting to roll out across RBS.  Most of our Core franchises showed gains on a variety of customer measures during the year though we are conscious that much remains to be done. It will take time for our actions to have full effect, in particular where business restructuring has been most marked.

Comment (continued)

2010 Results against Goals (continued)

Risk: Excellent progress has been made on the journey towards bringing RBS’s risk profile in line with the highest standards of our industry.  Our funding and liquidity profile is much improved and no longer an outlier for our industry.  Non-Core assets are down a further £63 billion, the loan-to-deposit ratio is 117%, down from 154% at peak and our Core businesses now take in over £1 of deposits for every £1 of loans made – the “gold standard” we are targeting. Improvements in risk are also evident through reductions in single name and sectoral credit concentrations.

RBS has strong capital ratios – with a Core Tier 1 ratio of 10.7%. The additional protection of the Asset Protection Scheme, as expected, is unlikely to be called upon and we target scheme exit by the end of 2012, subject to continued progress on risk reduction and to regulatory approvals.

Shareholder Value: This vital part of our goals is on track but inevitably will take the most time to deliver fully.  The potential is there and the performance of the Bank will increasingly speak for itself.   2010 results were a large improvement on 2009 and our budgets for the year.  At Group level RBS posted £1.9 billion of operating profits, excluding fair value of own debt (from a £6.1 billion loss in 2009). It was only after the post tax effect of APS (£1.1 billion) that we reported a net attributable loss of £1.1 billion. We are taking significant steps toward repaying the support we have received.

The RBS Core business posted operating profits of £7.4 billion and return on equity of 13%, above its cost of capital.  Importantly the quality of results also improved.  While still significantly impacted by high credit costs, low interest rates and other economic challenges, our Retail and Commercial businesses increased operating profits by 66% to £3.8 billion with a 10% ROE. Our Irish bank and our Insurance business remained in loss as a result of prior risk exposures which we are working down.  Our investment banking arm, despite tough markets, posted £3.4 billion operating profits and a 17% ROE – a competitive result when compared to peers, though down from the record prior year.  Adding the related parts of our GTS business gives still stronger returns for our wholesale client activity as a whole.

2010 results were achieved with strong attention to efficiency – beating our cost targets and allowing vital investment right across the Group to enhance future growth and business quality.

In Non-Core progress was also pleasing, though losses will continue in this Division during the remaining Plan period as assets are sold and run down. Non-Core assets reduced by £63 billion to £138 billion during 2010, beating our targets. Losses narrowed sharply though they are still significant.

People
Our people are doing a great job in producing the turnaround we have targeted despite great stresses and challenges. I thank all of my colleagues at RBS for this.

Our ability to attract, retain and motivate the best people is still not what we want it to be. Our business challenges and the external environment lead to management compromises that add risk to the achievement of our business goals. We are working hard to move forward and balance staff motivation with external acceptance that past mistakes have been addressed.

Comment (continued)

2010 Results against Goals (continued)

Regulation
We support the revolution in regulatory standards that, when complete, and coupled with the dramatic industry changes taking place, will make for a safer financial services industry for everyone.  But a safer economy also needs global macro-economic imbalances to be successfully addressed.

The Basel-led process seems likely to get to the right place on bank safety and there is good progress in the design of bank resolution and recapitalisation (“bail-in”) mechanisms, which should remove the need for future state capital support. The impact of these measures materially impacts bank costs and return prospects. These in turn impact cost and availability of customer service, including credit provision. There is an important balance to be struck by policy-makers.

2011 will be noteworthy in the UK for the conclusion of the Independent Commission on Banking (ICB).  The ICB has the opportunity to reflect on all of the change under way and to determine if additional measures would be beneficial. There are traps to avoid in areas where UK reform, which is not followed elsewhere, might bring more cost than benefit, hamper banks and the economy and give the illusion of more safety without its reality. The Commission’s work is continuing thoughtfully and we are co-operating fully to give insights wherever helpful.

Concluding Remarks
RBS is on track to meet its ambitious goals. These goals set out the path for our recovery period but also establish the foundations for the “new” RBS to enjoy strong and enduring prospects well into the future.  For 2011, we target continued progress toward published targets.  We continue to prioritise risk reduction, strengthening of customer service and building the quality and quantity of Core profits.

We are alert to the risks facing our businesses. In 2010 our results were accomplished despite Euro-zone market volatility, additional Irish impairments and higher than expected insurance provisioning. 2011 will doubtless have its own challenges as the global economic recovery seeks a firmer footing. Our plans might also face further substantial impacts from national and international regulatory changes.

And, as visible exemplars of the financial crisis, RBS remains vulnerable to “public mood”. The journey from “problem” to “opportunity” is important and our progress will aid customer trust, staff stability and investor confidence. In that context we hope that the opportunity to sell part of the UK Government’s shareholding becomes increasingly visible and appealing – a “win win” for the taxpayer and for RBS. That moment will be an emblem of our progress and, in some respects, of progress in the wider UK economy.

Our goals for 2011 are clear. External events can still blow us off course and caution is needed until these clarify.  But for our part, the strategy is delivering. We are focussing on serving our customers well and better. We are stripping away excess risk inherited from the past. We are building enduring strength and value in the new RBS and supporting the economies we serve.

In conclusion, I would like to thank all of our staff, our shareholders and other stakeholders for their continued support as we build the new RBS.

Highlights

2010 pro forma results summary
The Royal Bank of Scotland Group plc has achieved good momentum in its recovery in 2010, with measurable progress towards its strategic goals. The Group’s balance sheet has been strengthened, with a £63 billion reduction in Non-Core funded assets and a £14 billion increase in customer deposits. Margins have been steadily rebuilt, with net interest margin up 25 basis points over the course of 2010, and stable in Q4. Impairments, though volatile from quarter to quarter, have declined by a third from their peak in 2009.

Excluding FVOD, Group operating profit in 2010 was £1,913 million, compared with a £6,090 million operating loss for 2009. On the same basis, Q4 2010 Group operating profit was £55 million compared with an operating profit of £726 million for Q3 2010 and an operating loss of £1,623 million in Q4 2009.

Operating profit in the Core bank, excluding FVOD, was £7,418 million in 2010, 12% lower than the 2009 operating profit of £8,467 million. Retail & Commercial performance showed strong improvement in 2010, with a 6% increase in income and 10% decrease in impairments resulting in operating profit growth of 66%. This partially offset a return to more normalised results for Global Banking & Markets (GBM) relative to its exceptional performance in 2009. Core operating profit, excluding FVOD, was £1,671 million in Q4 2010 compared with £1,732 million in Q3 2010 and £913 million in Q4 2009.

Non-Core operating results for the year also improved, with impairments decreasing by 41% and an overall operating loss of £5,505 million compared with a loss of £14,557 million in 2009. Non-Core operating loss was £1,616 million in the fourth quarter, compared with £1,006 million in Q3 2010, primarily due to a change in assumption relating to the expected life of several trades, fair value write-downs on property exposures and higher impairments on the Ulster Bank corporate real estate book.

Including the impact of movements in FVOD, the Group recorded an operating profit of £2,087 million for the year which compares favourably with an operating loss of £6,232 million in 2009. The Q4 2010 operating profit was £637 million compared with a loss of £132 million in Q3 2010. A credit of £582 million was booked in Q4 2010 in relation to the movement in FVOD as credit spreads widened. The full year impact was a £174 million credit for 2010 compared with a charge of £142 million in 2009.

After integration and restructuring costs, amortisation of intangibles, the impact of strategic disposals, the UK bonus tax and a charge of £1,550 million relating to the Asset Protection Scheme (APS) the Group recorded a pre-tax loss of £239 million for 2010, compared with a loss of £1,928 million for 2009.  RBS is required to account for the APS as a credit derivative, and movements in the fair value of the contract are taken as a non-operating item. The charge reflects improving credit spreads on the portfolio of covered assets, particularly in the second half of the year, as well as reductions in the assets covered by the programme. The pre-tax result on the same basis in Q4 2010 was a profit of £4 million, compared with a £1,379 million loss in Q3 2010.

Highlights (continued)

2010 pro forma results summary (continued)

The net loss attributable to shareholders was £1,125 million for 2010 compared with a loss of £3,607 million in 2009. Excluding the after-tax cost of APS in 2010 of £1,116 million, the Group delivered a slight attributable loss of £9 million. The Q4 2010 attributable profit was £12 million, compared with a £1,146 million loss in Q3 2010. Excluding the after-tax APS cost in Q4 of £522 million, the Group delivered an attributable profit of £534 million for Q4 2010.

Operating performance
Core operating results for 2010 were down on 2009, with a strong performance from the Retail & Commercial businesses offset by a decline in GBM revenues from 2009’s unusually strong levels.

Retail & Commercial income grew by 6%, driven by steady improvement in net interest margin over the course of the year, while expenses decreased by 2%, resulting in an 18% increase in profit before impairment losses. Impairments were 10% lower at £3,626 million for the year, with improved credit performances in all Retail & Commercial businesses except Ulster Bank, which has faced an economic environment that remains challenging.

GBM revenues, excluding fair value of own debt, were 28% down relative to 2009, which had seen unusually favourable market conditions as rapidly falling interest rates generated significant revenue opportunities. Q3 and Q4 2010 income was also impacted by risk aversion and lower volumes in the market as a whole. However, 2010 expenses were 6% lower while impairments improved significantly from £640 million in 2009 to £151 million in 2010.

RBS Insurance continued to improve quarter-on-quarter, broadly achieving a breakeven position for Q4 (£9 million loss). Overall, the 2010 performance deteriorated from 2009 levels driven by an increase in claims and fall in income. However, management actions during the year are beginning to turn the business around and underlying profitability is trending back towards acceptable levels.

Total Core return on equity held flat in 2010 compared with 2009, but Retail & Commercial businesses improved from 7% in 2009 to 10% in 2010, primarily driven by UK Retail, UK Corporate & Commercial and US Retail & Commercial.

Operating losses in the Non-Core division fell sharply during 2010, with improved trading results and impairment losses falling by 41%. However, Q4 2010 generated the first loss before impairments in four quarters at £405 million, driven by a change in assumption relating to the expected life of several trades and some deterioration in underlying assets, and impairments increased quarter-on-quarter by £40 million, largely driven by an increase in respect of Irish commercial real estate assets.

Overall Group impairments fell 33% to £9,256 million for 2010. Q4 2010 impairments of £2,141 million included a charge of £1,165 million relating to Ulster Bank’s Core and Non-Core portfolios. Provision coverage of REILs in these portfolios at end 2010 was 44%, compared with 29% at end 2009.

Highlights (continued)

2010 pro forma results summary (continued)

Efficiency
Group expenses fell by 4% to £16,710 million in 2010 and were marginally down from Q3 to Q4 2010. Core expenses were also down 4% year-on-year, driven primarily by cost savings in Ulster Bank, UK Retail and GBM. In Ulster Bank the culmination of its business restructuring and cost reduction programme achieved a 24% decrease in total expenses from 2009 levels.

Overall, the Group’s cost reduction programme continues to deliver material savings which have been funding investments to strengthen our Core franchises. Annualised savings are now just ahead of the £2.5 billion target for 2011 and are forecast to exceed £3 billion by 2013.

Non-Core expenses decreased by 5% in 2010, to £2,325 million, reflecting a number of significant business disposals during the year.

Costs within Business Services, which provides technology, property and operational services to the Group’s customer facing divisions, fell 7% from 2009. The decrease was driven by the good progress made on the Group’s cost saving initiatives and country exits in Non-Core.

The Group’s cost:income ratio in 2010, excluding FVOD and net of insurance claims, was 60% compared with 69% for 2009. The Core cost:income ratio, on the same basis, was 56% for 2010 compared with 53% for 2009 with improvement in Retail and Commercial offset by GBM decline as revenues normalised.

Balance sheet management
The Group’s funded balance sheet decreased by £54 billion during Q4 2010, with Non-Core funded assets shrinking to £138 billion as the disposal programme made significant progress, while portfolio run-off continued.

Q4 2010 saw a particularly strong deposit-gathering performance, with customer balances increasing by £8 billion, driven by strong inflows in UK Retail as well as in Global Transaction Services. Customer deposits totalled £429 billion, up £14 billion from the end of 2009.

As a result, the loan to deposit ratio has continued to improve from 135% in December 2009 to 117% for the Group and from 104% to 96% for Core. The customer funding gap has also decreased from £142 billion in December 2009 to £74 billion in December 2010.

Short-term wholesale borrowing decreased from £250 billion at 31 December 2009 to £157 billion at 31 December 2010. The Group exceeded its 2010 term funding targets by issuing £38 billion of term debt during the year and extended the average maturity of debt securities in issue to increase the proportion of debt instruments with a remaining maturity of greater than one year from 50% at 31 December 2009 to 61% at 31 December 2010. Utilisation of total central bank funding was reduced from £48 billion to £26 billion through the course of the year. The liquidity portfolio was slightly above target at £155 billion as at 31 December 2010.

Highlights (continued)

2010 pro forma results summary (continued)

Capital
The Group’s Core Tier 1 ratio at 31 December 2010 was 10.7%, up 50 basis points on the end of Q3 2010 and 30 basis points lower than at end 2009. Gross risk-weighted assets (RWAs), excluding the relief provided by the Asset Protection Scheme, fell by £24 billion during Q4 to £568 billion, with reductions in nominal assets partially offset by more conservative weightings on large corporate exposures. Over the course of 2010 RWAs increased by £2 billion, reflecting changes in regulatory requirements partially offset by the Non-Core disposal programme.

Strategic plan
The Group is pursuing the strategy established in February 2009. Performance against the key metrics targeted is set out below.

Measure	Worst point	2009	2010	2013 Target

Value drivers		Core	Core	Core
• Return on equity (1)	(31%)(2)	13%	13%	>15%
• Cost:income ratio (3)	97%(4)	53%	56%	<50%

Risk measures		Group	Group	Group
• Core Tier 1 ratio	4%(5)	11.0%	10.7%	>8%
• Loan:deposit ratio	154%(6)	135%	117%	c.100%
• Short-term wholesale funding (7)	£343bn(8)	£250bn	£157bn	<£150bn
• Short-term wholesale funding (excluding derivatives collateral)	£297bn	£216bn	£129bn	<£125bn
• Liquidity portfolio (9)	£90bn(8)	£171bn	£155bn	c.£150bn
• Leverage ratio (10)	28.7x(11)	17.0x	16.9x	<20x

Notes:
(1)
Based on indicative Core attributable profit, excluding fair value of own debt, taxed at 28% and Core average tangible equity per the average balance sheet (c. 70% of Group tangible equity based on RWAs). The 2009 return is based on Core tangible equity as at 31 December 2009 which included the full amount of the B Share investment by HM Treasury in December 2009.

(2)	Group return on tangible equity for 2008.
(3)	Cost:income ratio excluding fair value of own debt and net of insurance claims.
(4)	2008.
(5)	As at 1 January 2008.
(6)	As at October 2008.
(7)
Amount of unsecured wholesale funding under 1 year (£157 billion) of which bank deposits are currently £63 billion, target £65 billion, other unsecured wholesale funding currently £94 billion, target £85 billion.

(8)	As at December 2008.
(9)	Eligible assets held for contingent liquidity purposes including cash, Government issued securities and other eligible securities with central banks.
(10)	Funded tangible assets divided by total Tier 1 capital.
(11)	As at June 2008.

Highlights (continued)

2010 pro forma results summary (continued)

	Return on equity (1)	Cost:income ratio	Loan:deposit ratio
Divisional metrics	%	%	%

UK Retail
2009 actual	3	60	115
2010 actual	18	52	110
2013 target	>15	c.50	<105

UK Corporate
2009 actual	9	43	126
2010 actual	12	43	110
2013 target	>15	<35	<130

GBM
2009 actual	30	42
2010 actual	17	56
2013 target	>15	c.55

GTS
2009 actual	42	59	21
2010 actual	43	57	21
2013 target	—	<50	<20

Wealth
2009 actual	30	59	38
2010 actual	19	70	44
2013 target	—	<50	<30

Ulster Bank
2009 actual	(12)	73	177
2010 actual	(21)	59	152
2013 target	>15	c.50	<150

US Retail & Commercial
2009 actual	(1)	78	80
2010 actual	4	72	81
2013 target	>15	<55	<90

Insurance
2009 actual	2	92
2010 actual	(8)	172
2013 target	>20	<60

Note:
(1)
Except for RBS Insurance, divisional return on equity is based on divisional operating profit after tax divided by average notional equity (based on 9% (GBM – 10%) of the monthly average of divisional RWAs. The return on equity for RBS Insurance is based on divisional (loss)/profit after tax divided by divisional average notional equity (based on regulatory capital).

Highlights (continued)

2010 pro forma results summary (continued)

Customer franchises
Serving our customers better remains a cornerstone of the Group’s strategy. In 2010 RBS has invested in improvements to customer service and has set out an approach to putting customers first and giving them clear reasons to choose the Group for their banking needs.

2010 saw the launch of a number of customer initiatives, including the UK Customer Charter and SME Support Charter.  These initiatives recognise the importance of our customer franchises and the need to attract and retain loyal customers by listening to them and improving the way we do business.

UK Customer Charter
The RBS and NatWest customer charters were developed on the basis of the views of 30,000 customers and represent specific commitments on ways in which the Group aims to deliver ‘Helpful Banking’ to its customers.

Commitments include:
•	extending the opening hours in our busiest branches;
•	keeping customers secure when banking online through the provision of free market-leading enhanced security software; and
•	actively supporting our local communities.

Progress towards the achievement of the 14 individual commitments will be independently reviewed and reported every six months. The results of the first review will be published on 2 March 2011.

SME Customer Charter
The Group is committed to supporting SME customers, and the SME Customer Charter underpinned this commitment in 2010.

The Charter includes a commitment to helping new SMEs with cash flow management by offering free transactional banking for their first two years in business. A dedicated Business Hotline has been set up to provide advice and support when required, and over 2,300 customers took advantage of this during 2010.

RBS helped 103,329 new businesses to enter the market in 2010, a 1.9% increase on the 101,407 in 2009, thus remaining in line with the SME Charter commitment. Over 90% of SME customers who renewed their overdraft facilities in 2010 did so at the same or lower margin as before.

In Ireland, Ulster Bank launched its own versions of both the Customer and SME Charters as part of its "Help for what matters" programme. In the US, Citizens launched a new brand platform of “Good Banking is Good Citizenship” to highlight the bank’s responsibility to its customers and the wider communities in which it operates.

Highlights (continued)

2010 pro forma results summary (continued)

Customer franchises (continued)
2010 saw Global Transaction Services partner with UK Trade & Investment to help UK businesses take advantage of export opportunities in Asia by supporting a number of “Meet the Expert” roadshows hosted around the country.

RBS Insurance was rated best for customer service by Consumer Intelligence during the first half of 2010 and GBM was also recognised for service quality as most innovative in asset & liability management and inflation products.

RBS customer franchises have demonstrated the strength of their foundations through the turbulence of the last three years. However, the Group recognises that it has much further to travel to achieve the levels of customer service to which it aspires.

UK Lending
RBS’s business lending activity increased in Q4 2010, with £15.6 billion of gross new facilities extended to UK businesses, compared with £13.9 billion in Q3. This brought gross new lending for the full year 2010 to £55.3 billion. Companies have, however, continued to concentrate on deleveraging with net repayments totalling £4.6 billion compared with £3.7 billion in Q3 2010. Demand for new credit facilities has been driven principally by good volumes in the medium and large segments, where many corporates have brought forward refinancings to take advantage of the low interest rates and longer tenures available.

By contrast, activity levels in the SME segment remain more subdued. Gross new facilities extended to SMEs totalled £7.3 billion in Q4 2010, down 4% from Q3, bringing lending for the calendar year to £30.3 billion. SME loan applications in Q4 were 8% down on Q3, and applications in the full year 2010 were 9% lower than in 2009. Acceptance rates remain above 85%. The average interest rate on new loans to SMEs in 2010 was 3.36%.

Although many SME customers continue to deleverage, RBS’s Core Business & Commercial operation achieved positive net lending to SMEs in 2010, with industrial and commercial balances up £0.8 billion compared with 31 December 2009, partially offset by a further net reduction of £0.5 billion in the real estate and construction sectors. Non-Core portfolios have continued to run off, as planned leaving aggregate Group SME loan balances down £3.5 billion in 2010, with more than three quarters of the reduction accounted for by the real estate and construction sectors.

Overdraft drawings by SMEs have declined by 9% over the course of 2010 and overdraft utilisation rates have fallen back to 45% at end 2010, compared with 47% a year earlier, demonstrating that credit demand among SMEs remains muted.

Highlights (continued)

2010 pro forma results summary (continued)

UK Lending (continued)
The Group remains on target to achieve its gross business lending target of £50 billion, including £30 billion to SMEs, in the March 2010 to February 2011 period. Patterns of customer demand remain muted pending stronger evidence of increased sales demand. However, RBS is maintaining its efforts to support its UK customers, in particular SMEs, and was pleased to take part in the recent agreement with the UK Government known as Project Merlin. The Group’s target is to provide at least as much credit support to SMEs in 2011 as in 2010, and has further set aside additional lending capacity to support significant further growth if demand materialises above current expected credit demand.

In mortgages, gross lending totalled £18.7 billion in 2010, down 3% from 2009’s very strong performance, with market activity weakening in the fourth quarter. Market share of new mortgage lending remained at 11% in the quarter, well above the Group’s 8% share of stock. RBS gross lending volumes in Q4 remained strong at £4.4 billion, although down 17% from Q3. The Group's share of lending to first time buyers remained particularly strong at 16%. With good retention rates among existing customers, net lending increased by £1.8 billion during Q4, taking total net lending for the full year 2010 to £8.8 billion which is in excess of the Group’s net mortgage lending target of £8 billion in the March 2010 to February 2011 period.

Disposals
RBS has made substantial progress in its disposal programme over the course of 2010, from both the sale of Non-Core businesses and the divestments mandated by the European Commission. During Q4 2010 the Group announced the exit of businesses in China and Uzbekistan. It also completed the disposal of an 80.01% interest in Global Merchant Services, one of the principal businesses earmarked for divestment under the agreement with the EC, to Advent International and Bain Capital.

A total of 20 business disposals have been signed or completed in 2010, with sales spanning 18 countries. The disposal programme reduced Non-Core funded assets by £33 billion over the course of 2010, with a further £12 billion of Non-Core disposals signed and due to complete in the course of 2011.

In addition, the sale of the Group’s RBS England and Wales and NatWest Scotland branch business to Santander is progressing well, with merger approval received from the European Commission during Q4. The sale is still subject to regulatory approval by the Financial Services Authority and the High Court, and is expected to complete by 31 March 2012.

Advisers have been appointed to assist in preparing RBS Insurance for eventual sale or flotation, with a current target date of 2012.

Highlights (continued)

2010 pro forma results summary (continued)

Outlook
For 2011 we continue to focus on risk reduction and strengthening our Core businesses. We expect to continue to track well against our Strategic Plan targets as we recover and rebuild RBS over a multi-year time horizon.

The external environment we face remains challenging. Uncertainties over the path of economic recovery, and resulting demand for our products, and level of interest rates, will continue. The political and regulatory environment also poses potential risks.  Nonetheless, we have managed through these challenges to date, and our Core activities show signs of progress.

In 2011 we expect GBM to perform comparably to 2010, with heavy caveats around potential for volatility in results for this business. We expect further improvements in performance in each of our Retail & Commercial businesses in 2011, although the rate of UK business improvement will flatten given the big improvements achieved in 2010.

Ulster Bank performance should improve somewhat in H2 2011, although we remain cautious on the economic outlook in Ireland. Our Insurance business is showing good signs of a turnaround in performance, as our new management team drives changes in the business and our claims reserves position is now much stronger.

Our Non-Core business has a good back-log of pending deals, and a good pipeline of further disposals. We will continue to balance the twin objectives of reducing risk and preserving shareholder capital as we manage our Plan run-down targets.

Contacts

For analyst enquiries:

Richard O’Connor	Head of Investor Relations	+44 (0) 20 7672 1758

For media enquiries:

Group Media Centre		+44 (0) 131 523 4205

Analysts’ presentation
The Royal Bank of Scotland Group will be hosting an analyst presentation following the release of the results for the year ended 31 December 2010. The presentation will also be available via a live webcast and audio call. The details are as follows:

Date:	Thursday 24 February 2011
Time:	9.30 am UK time
Webcast:	www.rbs.com/ir
Dial in details:	International – +44 (0) 1452 568 172 UK Free Call – 0800 694 8082 US Toll Free – 1 866 966 8024

Slides
Slides accompanying this document will be available on www.rbs.com/ir

Financial supplement
A financial supplement will be available on www.rbs.com/ir. This supplement shows published income and balance sheet financial information by quarter for the last eight quarters to assist analysts for modelling purposes.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 24 February 2011

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary